February 5, 2026

VIA EDGAR TRANSMISSION

Jaea Hahn,

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Catalyst/Perini Strategic Income Fund, File Nos. 333-276546 and 811-23928

Dear Ms. Hahn:

On November 25, 2025 Catalyst/Perini Strategic Income Fund (the “Fund”), filed a post-effective amendment to the Fund’s registration statement (the “Amendment”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. In a telephone conversation on January 22, 2026, you provided comments to the Amendment. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

Prospectus

Comment 1: If direct lending is going to be a principal investment strategy, please add the following disclosures: 1) any limits on loan origination by the Fund (for example, the amount of loan originated as a percentage of net assets); 2) a description of the overall loan selection process; 3) a description of the Fund’s underwriting standards for the loans; and 4) whether the Fund will be involved in serving the loan. If so, please provide a brief description of its servicing obligations.

Response: The Registrant confirms that the Fund may have exposure to direct lending, but it is not a principal investment strategy. Accordingly, the Registrant amends the relevant sentence in the Prospectus to state the following and deletes the related disclosures regarding direct lending in the Prospectus.

The Fund may ~~engage in~~ have exposure to direct lending through its investments.

Comment 2: Please clarify whether the Fund will hold a significant amount of covenant-lite loans. If so, please revise the principal risks disclosure to include the heightened risk associated with covenant-lite loans.

Response: The Registrant confirms that the Fund will not hold a significant amount of covenant-lite loans.

Ms. Hahn

February 5, 2026

Comment 3: Please clarify if the Fund will have significant holdings in collateralized loan obligations. If so, please provide risk disclosures associated with these types of investments, including the heightened risks associated with lower rated tranches that the Fund may hold.

Response: The Registrant confirms that the Fund will not have significant holdings in collateralized loan obligations.

Statement of Additional Information (“SAI”)

Comment 4: Please supplementally explain why the bank loans and participations and direct lending sections were removed from the SAI.

Response: The Registrant notes that the disclosures were removed from the SAI to avoid duplicate disclosures in the Prospectus. As noted in response to Comment 1, direct lending disclosures were removed from the prospectus. Accordingly, the following disclosure was added to the SAI.

Direct Lending. The Fund may participate in direct loan investments as a non-principal investment strategy. Direct loans typically consist of intermediate- to long-term borrowings by companies that are originated directly by lenders without the traditional intermediary role of a bank or broker. To the extent the Fund is the sole lender in privately offered debt, it may be solely responsible for the expense of servicing that debt, including, if necessary, taking legal actions to foreclose on any security instrument securing the debt. This may increase the risk and expense to the Fund compared to syndicated or publicly offered debt.

Direct lending involves certain risks. If a loan is foreclosed, the Fund could become part owner of any collateral and would bear the costs and liabilities associated with owning and disposing of the collateral. As a result, the Fund may be exposed to losses resulting from default and foreclosure. Any costs or delays involved in the effectuation of a foreclosure of the loan or a liquidation of the underlying assets will further reduce the proceeds and thus increase the loss. There is no assurance that the Fund will correctly evaluate the value of the assets collateralizing the loan. In the event of a reorganization or liquidation proceeding relating to the borrower, the Fund may lose all or part of the amounts advanced to the borrower. There is no assurance that the protection of the Fund’s interests will be adequate, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, there is no assurance that claims will not be asserted that might interfere with enforcement of the Fund’s rights.

There are no restrictions on the credit quality of the Fund’s loans. Loans may be deemed to have substantial vulnerability to default in payment of interest and/or principal. There can be no assurance as to the levels of defaults and/or recoveries that

Ms. Hahn

February 5, 2026

may be experienced on loans in which the Fund has invested. Certain of the loans in which the Fund may invest have large uncertainties or major risk exposures to adverse conditions, and may be considered to be predominantly speculative. Generally, such loans offer a higher return potential than better quality loans, but involve greater volatility of price and greater risk of loss of income and principal. The market values of certain of these loans also tend to be more sensitive to changes in economic conditions than better quality loans.

Loans to issuers operating in workout modes or under Chapter 11 of the U.S. Bankruptcy Code or the equivalent laws of member states of the European Union are, in certain circumstances, subject to certain potential liabilities that may exceed the amount of the loan. For example, under certain circumstances, lenders who have inappropriately exercised control of the management and policies of a debtor may have their claims subordinated or disallowed, or may be found liable for damages suffered by parties as a result of such actions.

Various state licensing requirements could apply to the Fund with respect to investments in, or the origination and servicing of, loans and similar assets. The licensing requirements could apply depending on the location of the borrower, the location of the collateral securing the loan, or the location where the Fund, Adviser or Sub-Adviser operates or has offices. In states in which it is licensed, the Fund, Adviser or Sub-Adviser will be required to comply with applicable laws and regulations, including consumer protection and anti-fraud laws, which could impose restrictions on the Fund’s, Adviser’s or Sub-Adviser’s ability to take certain actions to protect the value of its investments in such assets and impose compliance costs. Failure to comply with such laws and regulations could lead to, among other penalties, a loss of the Fund’s, Adviser’s or Sub-Advisor’s license, which in turn could require the Fund to divest assets located in or secured by real property located in that state. These risks will also apply to issuers and entities in which the Fund invests that hold similar assets, as well as any origination company or servicer in which the Fund owns an interest.

Loan origination and servicing companies are routinely involved in legal proceedings concerning matters that arise in the ordinary course of their business. These legal proceedings range from actions involving a single plaintiff to class action lawsuits with potentially tens of thousands of class members. In addition, a number of participants in the loan origination and servicing industry (including control persons of industry participants) have been the subject of regulatory actions by state regulators, including state Attorneys General, and by the federal government. Governmental investigations, examinations or regulatory actions, or private lawsuits, including purported class action lawsuits, may adversely affect such companies’ financial results. To the extent the Fund seeks to engage in origination and/or servicing directly, or has a financial interest in, or is otherwise affiliated with, an origination or servicing company, the Fund will be subject to enhanced risks of litigation, regulatory actions and other

Ms. Hahn

February 5, 2026

proceedings. As a result, the Fund may be required to pay legal fees, settlement costs, damages, penalties or other charges, any or all of which could materially adversely affect the Fund and its investments.

If you have any questions, please call Andrew Davalla at (216) 566-5709 or the undersigned at (614) 469-3215.

Very truly yours,

/s/ Zeynep Kart

Zeynep Kart